UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Furniture Brands International, Inc.

(Name of Issuer)

Common Stock, $1.00 stated value

(Title of Class of Securities)

360921100

(CUSIP Number)

Jason G. Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Gerald T. Nowak

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL  60601

(312) 861-2000

February 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                               Security and Issuer

The class of equity security to which this statement relates is the common stock, $1.00 stated value (the “Common Stock”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at:

101 South Hanley Road

St. Louis, Missouri  63105

Item 2.                               Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”).  Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities.  Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund.  Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities.  SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder and Krouse are collectively referred to as the “Reporting Persons.”

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486.

SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                               Source and Amount of Funds or Other Consideration

The Reporting Persons are all affiliated with Sun Securities Fund and Sun Offshore Fund, which are private equity funds formed for the purpose of making investments in public and private securities.  The source of funds is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.                               Purpose of Transaction

The shares of Common Stock were acquired as part of the proprietary trading strategy of the Reporting Persons.  The Reporting Persons intend to optimize the value of their investments and, therefore, review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations and consider all alternatives available to the Reporting Persons with respect to their investment.  Based on such review, the Reporting Persons made a non-binding proposal to acquire 100% of the Issuer’s fully diluted shares made by way of a letter sent to Mr. Mickey Holliman, the Chairman of the Board of Directors of the Issuer, dated February 20, 2008 (a copy of which is attached as Exhibit B hereto).

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.                               Interest in Securities of the Issuer

(a) — (b)  On September 26, 2007, the Reporting Persons purchased shares of Common Stock increasing the total number of shares owned by the Reporting Persons to 4,581,881 shares of Common Stock, or approximately 9.45% of the Issuer’s outstanding Common Stock.  Since September 26, 2007, the Reporting Persons have not purchased additional shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 4,581,881 shares of Common Stock of the Issuer, or approximately 9.45% of the Issuer’s outstanding Common Stock.

(c)                                  Inapplicable.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                               Materials to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated February 20, 2008, by and among each of the Reporting Persons.

Exhibit B	Letter from Sun Capital Securities Group, LLC to Issuer, dated February 20, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 20, 2008	SCSF Equities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	*
Name:	Marc J. Leder
Its:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

*
Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: February 20, 2008	*By:	/s/ Jason G. Bernzweig	Attorney in Fact
Jason G. Bernzweig

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: February 20, 2008	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: February 20, 2008	*By:	/s/ Jason G. Bernzweig	Attorney in Fact
Jason G. Bernzweig

EXHIBIT B

Sun Capital Securities Group, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

561-394-0550

February 20, 2008

The Board of Directors

Furniture Brands International, Inc.

c/ o Mr. Mickey Holliman

Chairman of the Board

101 South Hanley Road

St. Louis, Missouri 63105

Members of the Board:

As you know, Sun Capital Securities Group, LLC (“Sun Capital”) is the third largest shareholder of Furniture Brands International, Inc. (“Furniture Brands” or the “Company”) with an approximate 9.4% ownership stake. We are pleased to inform you of our interest in acquiring the Company for cash consideration at a substantial premium to its latest closing stock price of $10.18 per share and its 30-day average price of $8.95 per share.

Our strong preference is for management to retain their leadership roles under Sun Capital’s ownership, although our proposal is not contingent or predicated on management’s participation. Our proposal is also not subject to financing.  Moreover, we expect to maintain the Company’s headquarters in St. Louis, MO.

Background and Rationale for Proposal

Sun Capital has been a sizeable shareholder of the Company since January 2007. Our investment was based on the potential for improved profitability and we appreciate the time management has spent with us explaining its restructuring efforts to rebuild shareholder value.  Having studied Furniture Brands extensively, and as a formidable principal investor in the furniture industry, we agree that the Company has an attractive collection of assets. However, it is apparent that its inability to implement effective operating strategies has placed it at a competitive disadvantage.

In our view, certain aspects of the turnaround plan presented at your investor meeting in New York in October 2007 appear promising. However, these measures follow years of earnings erosion despite robust housing turnover and a strong economy, as Furniture Brands was slow in adapting to industry globalization. Accordingly, the Company has materially underperformed the financial results of its industry peer group and has ceded market share to new entrants that have a lower cost structure. Now that housing has encountered a severe downturn and the economy has weakened, we believe a more aggressive restructuring than what is being undertaken is needed to realize the potential of the Company’s brands. This view is corroborated by continued pressure on its stock after management revealed its long awaited turnaround plan to equity investors.

In the absence of a more aggressive course, we do not have visibility into a sustained recovery in earnings or shareholder value in the near or intermediate term. We believe the optimal remedial strategy for Furniture Brands can be best executed as a private company and would be extremely difficult to accomplish in a public company context. Under this scenario, Furniture Brands can operate without the constraints and burdens of public market scrutiny, supported by a strong financial sponsor such as Sun Capital that can provide financial and operational resources.

Alternatively, there appears to be strategic interest in the Company and/or in individual brands it owns. Specifically, Samson Holding Ltd., a furniture company based in Hong Kong, has accumulated 14.9% ownership stake in Furniture Brands. In a schedule 13D filed with the SEC, Samson reported that it submitted a proposal to the Board for a potential transaction that was rejected. The terms of this proposal were not divulged to shareholders. Given this circumstance and the other factors mentioned herein, we believe Sun Capital and other shareholders have the right to decide between Furniture Brands’ turnaround strategy and realizing a substantial buyout premium that delivers compelling and immediate value, particularly on a risk adjusted basis.

Given our investments in the furniture industry, Sun Capital and Samson’s interest in Furniture Brands suggests that at least two strategic buyers appear poised to provide shareholders a substantial premium in the context of a buyout. Based on Furniture Brands' poor operational track record, the risks inherent in its turnaround plan, and the recessionary consumer demand environment, the Board has a fiduciary obligation to appropriately consider our proposal and allow shareholders the opportunity to sell well above the existing share price. Sun Capital's offer simply cannot be ignored given the considerable risks and uncertainty associated with the Company's present course.

Timing and Alternatives

Sun Capital has a long history of completing transactions quickly and efficiently.  We are prepared to move forward on an expedited basis to finalize our proposal based on due diligence and reach a definitive agreement and consummate a transaction. As a large shareholder of the Company, we are also open to alternatives that could generate more value, on a risk and time adjusted basis, for all shareholders. Accordingly, we would not object to the Company evaluating other potential alternatives in parallel with working with Sun Capital to finalize a transaction.

Please note that, while Sun Capital is open to other potential alternatives, we do not believe that time is on the Company’s side. We are concerned that a drawn out process to explore strategic alternatives, or waiting until the business or markets improve, holds a material risk of leading to a further diminution in shareholder value.  Therefore, we hope that the Company does not hesitate in engaging in a process with Sun Capital, and we encourage the Company to explore in parallel only those alternatives which are credibly actionable in a reasonable time frame.

Overview of Sun Capital

Sun Capital Partners, Inc. (www.SunCapPart.com) is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in market-leading companies that can benefit from its in-house operating professionals and experience. Sun Capital affiliates invest in companies which typically have a leading market position in their industry, long-term competitive advantages, and significant barriers to entry. Sun Capital has offices in Boca Raton, Los Angeles and New York, and affiliates with offices in London, Tokyo and Shenzhen.

Sun Capital affiliates have invested in and managed more than 175 companies worldwide since Sun Capital’s inception in 1995, with combined sales in excess of $35 billion. On a consolidated basis, Sun Capital's affiliated portfolio companies would rank in the top 100 of Fortune Magazine's listing of the 500 largest companies in the United States.

Sun Capital has approximately $10 billion of equity capital under management, and can invest more than $2 billion of capital in any one transaction. Sun Capital often bridges the entire purchase price at closing; raising permanent debt financing afterwards. Sun Capital targets companies with up to $5 billion or more of revenues, but many of our transactions are with businesses with sales between $50 and $500 million. Sun Capital's unique ability to close deals without external financing, staff of more than 170 people, and decisive approach to business enables us to close deals within 30 days compared to 3 to 6 months for most other buyers.

Next Steps

Thank you very much for your consideration, and we look forward to hearing from you soon.  Sun Capital will be available to discuss our proposal with representatives of the Board at your convenience.  In order to comply with its disclosure obligations, Sun Capital intends to amend its 13-D on Thursday, February 21, 2008 to reflect our interest in acquiring the Company, at which time this letter will become public.

This letter represents only the intent of Sun Capital, does not constitute a contract or agreement, is non binding, and shall not be enforceable against Sun Capital.

Kind Regards,

/s/ Jason G. Bernzweig
Jason G. Bernzweig
Vice President
Sun Capital Securities Group, LLC